EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

The following presents the computation of per share earnings reflecting the assumption that dilutive stock options are exercised.

	(IN THOUSANDS EXCEPT PER SHARE DATA)
	2007	2006	2005

Net earnings (1)	$38,623	$27,960	$16,417

Weighted average common shares outstanding (2)	6,836	6,831	6,826

Common share equivalents relating to stock options	—	—	1

Adjusted common and common equivalent shares for computation (3)	6,836	6,831	6,827

Net earnings per share:
Basic (1 / 2)	$5.65	$4.09	$2.41
Diluted (1 / 3)	$5.65	$4.09	$2.40